SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to ____________

Commission File No. 001-15185

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

(Full Title of Plan)

FIRST HORIZON NATIONAL CORPORATION

(Issuer of Securities Held Pursuant to Plan)

165 MADISON AVENUE

MEMPHIS, TENNESSEE 38103

(Address of Principal Executive Office of Issuer and of Plan)

first horizon national corporation

savings plan

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

(With Report of Independent Registered

Public Accounting Firm Thereon)

INDEX

TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
1

Report of Independent Registered Public Accounting Firm

To the Pension, Savings and Flexible Compensation Committee

First Horizon National Corporation Savings Plan

Memphis, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the First Horizon National Corporation Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule of assets (held at end of year) (referred to as the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan’s auditors since 2010.

Memphis, Tennessee
June 25, 2018

first horizon national corporation savings Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets:
Investments - at fair value: (Notes 2 and 8)
First Horizon National Corporation, common stock fund	$146,349,488	$155,940,115
Mutual funds	169,903,652	149,311,189
Money market fund	—	27,169,890
Stable value fund (common/collective trust)	54,047,052	32,068,581
Common/collective trust funds	185,669,352	145,373,906
Self directed brokerage account	24,715,696	17,469,482
Total investments - at fair value	580,685,240	527,333,163

Cash	660,626	558,388

Receivables:
Employer contributions	552,153	486,119
Notes receivable from participants	10,116,156	9,890,354
Total receivables	10,668,309	10,376,473

Total assets	592,014,175	538,268,024

Liabilities:
Expense accrual	166,227	61,762
Total liabilities	166,227	61,762

Net assets available for benefits	$591,847,948	$538,206,262

See accompanying notes to financial statements.

3

first horizon national corporation savings Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2017 and 2016

Additions:
Additions to net assets attributed to:
Investment income (loss):
Net appreciation in investments	$52,717,256
Interest and dividend income	7,800,838
Net investment income (loss)	60,518,094

Interest income on notes receivable from participants	342,832

Contributions:
Participants	21,837,243
Employer	15,672,971
Rollovers	2,869,935
Total contributions	40,380,149

Total additions	101,241,075

Deductions:

Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	46,632,089
Administrative expenses	967,300
Total deductions	47,599,389

Net increase	53,641,686

Net assets available for benefits:
Beginning of year	538,206,262
End of year	$591,847,948

See accompanying notes to financial statements.

4

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(1)	Plan Description

The following description of First Horizon National Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution retirement savings plan established April 23, 1978, for qualified employees of First Horizon National Corporation and certain affiliates (the “Company” or “Plan Sponsor”) to provide a savings plan for those employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Since inception, the Plan document has been amended periodically to conform with provisions of ERISA and other laws and regulations. The Plan is administered by the Pension, Savings and Flexible Compensation Committee of the Company. State Street Bank and Trust Company serves as trustee of the Plan and Transamerica Retirement Solutions Corporation (“Transamerica”) serves as recordkeeper of the plan.

(a)	Contributions

Under the terms of the Plan, full-time employees are eligible to participate in the Plan immediately. Part-time employees are eligible to participate upon completion of twelve months of service in which they have worked 1,000 hours or more. A participant may authorize payroll deductions from 1% to 60% of eligible pay (subject to certain legal limitations) as contributions, to be invested as authorized by the participant. The Plan allows participants to make Pre-tax and Roth contributions (from 1% to 50% of eligible pay) and other after-tax contributions (from 1% to 10% of eligible pay). Participants may also rollover amounts representing distributions from other defined benefit and/or defined contribution plans. Participants direct their contributions into various investment options offered by the Plan and may elect to change their investment authorizations at any time.

Automatic savings plan enrollment deferrals for new hires, rehires, and newly eligible enrollees is 3% of eligible pay.

The Company makes three types of contributions on behalf of participants to the Plan:

Company matching contributions - After one year of service all participants are eligible for matching contributions. All participants receive 100% matching of the first 1% to 6% of participant pre-tax, catch-up, and Roth 401(k) contributions. These contributions will be invested according to a participant’s current investment elections. Effective January 1, 2013, these contributions are subject to a three-year vesting schedule for new hires. For all other savings plan participants hired prior to January 1, 2013, these contributions are 100% vested at all times.

Company savings contributions - The Company provides Flexible Dollars to employees to spend on benefits or to deposit into the Plan. Participants’ Flexible Dollars deposited into the Plan are

5

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(1)	Plan Description (continued)

(a)	Contributions (continued)

identified as Company savings contributions and are not eligible for matching contributions. These contributions are 100% vested at all times.

Employer Non-Elective Contributions (“ENECs”) - The Company may also make ENECs for employees not participating in a regular bonus program provided by the Company. ENECs, which are based upon the Company’s performance from the previous year, are determined annually as a percentage of an eligible participant’s eligible earnings. These contributions are subject to a two-year cliff vesting schedule at which point they become 100% vested.

(b)	Payment of Benefits

On termination of service due to death, disability, retirement or termination of service for other reasons, a participant or beneficiary may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account, or a direct rollover into an eligible retirement plan, as defined. Qualified retirees are also given the option of partial distributions. The Plan also provides for in-service and hardship withdrawals. A participant may request a withdrawal of all or part of their after-tax, rollover and vested ENECs at any time. Upon obtaining the age of 59 ½, a participant may request a withdrawal of all or a portion of the value of their vested account. Hardship withdrawals are allowed at any time for certain financial needs, as defined. Account balances invested in the First Horizon National Corporation Common Stock Fund may be received in the form of shares of Company common stock.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings or losses. Additionally, each participant’s account is charged a fixed amount per quarter towards the Plan’s recordkeeping expenses as well as with an allocation for asset management fees, amounts paid to other service providers, and remaining recordkeeping costs. Allocations are based upon participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

6

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(1)	Plan Description (continued)

(d)	Vesting

Participants are vested immediately in their personal contributions, plus actual earnings thereon. Effective January 1, 2013, Company matching contributions are subject to a three-year vesting schedule for new hires. For all other savings plan participants hired prior to January 1, 2013, the matching contributions are 100% vested at all times. Vesting in the ENEC portion of a participant’s account is based on years of continuous service. ENEC contributions are subject to a two-year cliff vesting schedule at which point the contributions become 100% vested.

(e)	Forfeited Accounts

At December 31, 2017 forfeited nonvested accounts totaled $468,010. Forfeited amounts may be reallocated to eligible participants based upon eligible compensation as defined by the Plan document, used to offset employer contributions, be applied to restore participant’s nonvested account upon timely exercise of a buy-back right, or be applied towards expenses of the administration of the Plan and its related trust. Previously forfeited amounts totaling $164,513 were applied towards expenses of the administration of the Plan during 2017.

(f)	Notes Receivable from Participants

Active employee participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. General purpose loan terms range from 6 to 60 months and primary residence loan terms range from 6 to 120 months. The loans are secured by the balance in the participant’s account. Interest rates are set quarterly based on the interest rate on the 15th day of the month preceding the new quarter and is based on the prime rate as published in the Wall Street Journal. At December 31, 2017, interest rates ranged from 3.25% to 4.25%. Principal and interest is generally paid ratably through payroll deductions.

Prior to April 1, 2015, participants could have minimum loan terms of 6 months for both general purpose and primary residence loans. Additionally, participants could only have one general purpose loan and one primary residence loan per calendar year. Effective April 1, 2015, the minimum loan term was increased to 12 months for both general purpose and primary residence loans. Also effective April 1, 2015, participants may have either two general purpose loans outstanding or one general purpose loan and one primary residence loan. A participant is not eligible to receive more than one primary residence loan and one loan for any other purpose in any twelve-month period.

7

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, with the exception of benefit payments which are recorded when paid.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments in mutual funds are recorded at fair value based on the funds’ reported closing net asset values as of the last business day of the year. The mutual funds held by the Plan are deemed to be actively traded. Investments in the money market fund are stated at fair value based on the closing net asset value of shares held by the Plan at year-end. The investment in the stable value fund and the common/collective trust funds are valued at the closing net asset values determined by the trustees of such funds based upon the fair value of the underlying securities held by a fund less its liabilities. The stable value fund and the common/collective trust funds provide for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirement. The First Horizon National Corporation Common Stock Fund is accounted for on a unit accounting basis for which the investment is stated at the closing net asset value determined by the Plan’s trustee as of the last business day of the year.

Investments held in the self-directed brokerage account constitute a broad array of stocks, mutual funds, and money market funds. Fair value of these investments are determined based on evaluated prices using observable, market-based inputs such as data from Interactive Data. There were no changes in the valuation methodologies used at December 31, 2017 and 2016.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or future fair value. Furthermore, although plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(2)	Summary of Significant Accounting Policies (continued)

(c)	Investment Valuation and Income Recognition (continued)

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividend income is accrued on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method. Investment income (loss) includes unrealized and realized appreciation and depreciation of investments.

(d)	Contributions

Participant and employer contributions are recognized when earned. Rollovers are recognized when received.

(e)	Benefit Payments

Benefits paid to participants or beneficiaries are recognized when paid.

(f)	Administrative Expenses

Administrative expenses are recognized when incurred. Certain Plan expenses are paid by the Plan Sponsor and not included in the financial statements. Certain investment expenses are included in net appreciation in investments.

(g)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(3)	Risks and Uncertainties

Investments, including the First Horizon National Corporation common stock fund, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in their fair value could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(4)	Concentration of Participant Investments

The Plan has a significant portion of its assets invested in First Horizon National Corporation common stock fund. This investment in the First Horizon National Corporation common stock fund approximates 25% and 29% of the Plan’s net assets available for benefits as of December 31, 2017 and 2016, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan provides that all affected participants’ interests will become fully vested and nonforfeitable.

(6)	Tax Status of Plan

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated August 21, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receipt of such letter; however, the Plan’s management believes that the Plan remains in compliance with the applicable requirements of the IRC. Management is unaware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2014.

(7)	Related-Party and Party-in-Interest Transactions

State Street Bank and Trust Company manages the Plan’s shares of First Horizon National Corporation common stock fund and mutual funds and common/collective trust funds. First Horizon National Corporation is the Plan Sponsor. State Street Bank and Trust Company is the trustee. Therefore, these transactions with First Horizon National Corporation and State Street Bank and Trust Company qualify as party-in-interest transactions. Administrative fees paid to these parties and other service providers which qualify as parties-in-interest total $967,300 for 2017.

The Company also provides the Plan with certain management and administrative services for which no fees are charged.

10

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(8)	Fair Value Measurements

Accounting Standard Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
11

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(8)	Fair Value Measurements (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following table sets forth by level, within the fair value hierarchy, as applicable, the Plan’s investments at fair value as of December 31, 2017:

Investments at Fair Value as of December 31, 2017

	Level 1	Level 2	Level 3	Total

Company common stock fund	$146,349,488	$—	$—	$146,349,488
Mutual funds	169,903,652	—	—	169,903,652
Self-directed brokerage account	24,715,696	—	—	24,715,696

Total investments in fair value hierarchy	340,968,836	—	—	340,968,836

Stable value fund*				54,047,052
Common/collective trust funds*				185,669,352

Total investments at fair value	$340,968,836	$—	$—	$580,685,240
12

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(8)	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, as applicable, the Plan’s investments at fair value as of December 31, 2016:

Investments at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total

Company common stock fund	$155,940,115	$—	$—	$155,940,115
Mutual funds	149,311,189	—	—	149,311,189
Money market fund	27,169,890	—	—	27,169,890
Self-directed brokerage account	17,469,482	—	—	17,469,482

Total investments in fair value hierarchy	349,890,676	—	—	349,890,676

Stable value fund*				32,068,581
Common/collective trust funds*				145,373,906

Total investments at fair value	$349,890,676	$—	$—	$527,333,163

* Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statements of net assets available for benefits. Such investments have no redemption restrictions or unfunded commitments and redemptions of these investments may occur each business day.There were no transfers of investments between levels of the fair value hierarchy during 2017.

(9)	Subsequent Events Evaluation

In the fourth quarter of 2017, the Company acquired Capital Bank. Employees of Capital Bank were able to elect to roll over the balance in their previous plan into the Plan, which resulted in an increase to plan assets of $34 million in January 2018.

The Plan has evaluated subsequent events through the date that the financial statements were filed with the Securities and Exchange Commission.
13

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Number: 002

EIN: 62-0803242

December 31, 2017

(a)	(b)	(c)	(d)	(e)

	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	Cost	Current value

	First Horizon Self Directed Brokerage Account	Self-Directed Brokerage Account	(1)	24,715,696

	Invesco Stable Value Fund	Common/collective - stable value fund	(1)	54,047,052

	BlackRock Life Path Index 2020 Fund	Common/collective trust fund	(1)	8,803,711
	BlackRock Life Path Index 2025 Fund	Common/collective trust fund	(1)	15,257,570
	BlackRock Life Path Index 2030 Fund	Common/collective trust fund	(1)	10,649,068
	BlackRock Life Path Index 2035 Fund	Common/collective trust fund	(1)	9,494,126
	BlackRock Life Path Index 2040 Fund	Common/collective trust fund	(1)	7,353,791
	BlackRock Life Path Index 2045 Fund	Common/collective trust fund	(1)	8,973,521
	BlackRock Life Path Index 2050 Fund	Common/collective trust fund	(1)	2,981,088
	BlackRock Life Path Index 2055 Fund	Common/collective trust fund	(1)	1,356,995
	BlackRock Life Path Index 2060 Fund	Common/collective trust fund	(1)	849,659
	BlackRock Life Path Index Retirement Fund	Common/collective trust fund	(1)	5,704,508
	BlackRock US Debt Index Fund	Common/collective trust fund	(1)	6,036,129
	BlackRock MSCI ACWI EX US Fund	Common/collective trust fund	(1)	10,717,127
	BlackRock Russell 2000 Index Fund	Common/collective trust fund	(1)	14,118,777
	BlackRock Equity Index Fund	Common/collective trust fund	(1)	83,373,282
		Total common/collective trust funds		185,669,352

	Dodge & Cox Balanced Fund	Mutual fund	(1)	47,902,567
*	Dodge & Cox International Fund	Mutual fund	(1)	12,600,660
****	T. Rowe Price Institution Large Cap Equity Fund	Mutual fund	(1)	15,578,927
****	PRIMECAP Odyssey Growth	Mutual fund	(1)	15,578,927
*	Harding Loevner International Equity	Mutual fund	(1)	12,600,660
**	DFA U.S. Targeted Value Fund	Mutual fund	(1)	24,868,089
**	Meridian Small Cap Growth Institutional	Mutual fund	(1)	24,868,089
	Goldman Sachs Core Fixed Income	Mutual fund	(1)	15,905,733
		Total mutual funds		169,903,652

***	First Horizon National Corporation	First Horizon National Corporation common stock fund, 8,016,163.12 units	(1)	146,349,488

***	Participant Loans	Loan fund, interest rates ranging from 3.25% to 4.25%, collateralized by participants’ right, title and interest in and to the Plan, maturity date range from 2018-2027		10,116,156

				$590,801,396

* Presented in the aggregate to participants as the Non-US Equity Fund.

** Presented in the aggregate to participants as the US Small Cap Equity Fund.

*** Indicates party-in-interest to the Plan.

**** Presented in the aggregate to participants as the US Large Cap Equity Fund

(1) Cost information is omitted for Plan assets which are participant-directed.

See accompanying report of independent registered public accounting firm.

14

EXHIBITS

The following document is filed as an exhibit to this Form 11-K:

23.1	Consent of Independent Registered Public Accounting Firm [Mayer Hoffman McCann P.C.]

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Savings and Flexible Plan Committee of the First Horizon National Corporation Savings Plan (“Plan”) has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Date: June 25, 2018	By:	/s/ Tanya L. Hart
Tanya L. Hart
Senior Vice President – Executive Compensation Manager, and Member of the Pension, Savings and Flexible Compensation Committee
15